UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 28, 2022

Spring Valley Acquisition Corp.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39736	98-1588588
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2100 McKinney Ave., Suite 1675
Dallas, Texas 75201
(Address of Principal Executive Offices) (Zip Code)

(214) 308-5230

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	SVSVU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	SV	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SVSVW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On April 28, 2022, Spring Valley Acquisition Corp. (“Spring Valley” or the “Company”) held its extraordinary general meeting of shareholders (the “Meeting”) as both a physical and virtual meeting, conducted via live webcast, in connection with the proposed business combination by and among the Company, Spring Valley Merger Sub, LLC, an Oregon limited liability company (“Spring Valley Merger Sub”), and NuScale Power, LLC, an Oregon limited liability company (“NuScale LLC”), as described in the Company’s definitive proxy statement/prospectus filed with the U.S. Securities and Exchange Commission and mailed to shareholders on or about April 7, 2022 (the “Proxy Statement”). Each proposal (individually a “proposal”) voted upon at the Meeting and the final voting results are indicated below. Each Proposal voted on at the Meeting is described in detail in the Proxy Statement.

As of the close of business on March 25, 2022, the record date for the Meeting, there were approximately 23,000,000 Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), and 5,750,000 Class B ordinary shares, par value $0.0001 per share (the “Class B ordinary shares” and, together with the Class A ordinary shares, the “Spring Valley Shares”), outstanding. A total of 17,038,606 Spring Valley Shares, representing approximately 59.26% of the outstanding Spring Valley Shares entitled to vote, were present in person or by proxy, constituting a quorum.

1. The Merger Agreement Proposal – To consider and vote upon a proposal to approve and adopt, by ordinary resolution, that certain Agreement and Plan of Merger, dated as of December 13, 2021 (as the same has been or may be amended, modified, supplemented or waived from time to time, the “Merger Agreement”), by and among Spring Valley, Spring Valley Merger Sub and NuScale LLC, and the transactions contemplated thereby (the “Transactions”), including the Merger (as defined in the Proxy Statement):

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
1.	14,502,955	2,535,525	126

The Merger Agreement Proposal was approved, having received “for” votes from at least a majority of the votes cast by the holders of the Spring Valley Shares represented in person or by proxy and entitled to vote at the Meeting.

2. The Domestication Proposal – To consider and vote upon a proposal to approve, by special resolution, assuming the Merger Agreement Proposal is approved and adopted, the Domestication (as defined in the Proxy Statement):

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
2.	14,412,483	2,625,326	797

The Domestication Proposal was approved, having received “for” votes from a majority of at least two-thirds of votes cast by the holders of the Spring Valley Shares represented in person or by proxy and entitled to vote at the Meeting.

3. The Organizational Documents Proposal – To consider and vote upon a proposal to approve and adopt, by special resolution, assuming the Merger Agreement Proposal and the Domestication Proposal are approved and adopted, the Proposed Organizational Documents of NuScale Corp (as defined in the Proxy Statement):

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
3.	14,412,400	2,625,326	880

The Organizational Documents Proposal was approved, having received “for” votes from a majority of at least two-thirds of votes cast by the holders of the Spring Valley Shares represented in person or by proxy and entitled to vote at the Meeting.

4. Advisory Charter Proposal 4 – To consider and vote upon a proposal to approve, on a non-binding advisory basis, certain governance provisions in the Proposed Charter (as defined in the Proxy Statement), which are being presented separately in accordance with guidance from the United States Securities and Exchange Commission to give shareholders the opportunity to present their separate views on important corporate governance provisions, as eight sub-proposals:

A.	Advisory Charter Proposal 4A – To consider and vote upon a proposal to approve, by ordinary resolution, the increase in the authorized share capital of Spring Valley from 331,000,000 ordinary shares, divided into 300,000,000 Class A ordinary shares, 30,000,000 Class B ordinary shares, and 1,000,000 preferred shares, to authorized capital stock of 512,000,000 shares, consisting of (i) 332,000,000 shares of NuScale Corp Class A Common Stock, (ii) 179,000,000 shares of NuScale Corp Class B Common Stock and (iii) 1,000,000 shares of NuScale Corp Preferred Stock (as defined in the Proxy Statement):

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
4A.	14,408,900	2,626,626	3,079

Advisory Charter Proposal 4A was approved, having received “for” votes from at least a majority of the votes cast by the holders of the Spring Valley Shares represented in person or by proxy and entitled to vote at the Meeting.

B.	Advisory Charter Proposal 4B – To consider and vote upon a proposal to approve, by ordinary resolution, to provide that the approval of holders of a majority, or sixty-six and two-thirds percent (66 2/3%) for certain amendments, of the outstanding shares of each class of NuScale Corp Common Stock shall be required to amend the Proposed Charter (as defined in the Proxy Statement):

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
4B.	14,366,654	2,668,873	3,079

Advisory Charter Proposal 4B was approved, having received “for” votes from at least a majority of the votes cast by the holders of the Spring Valley Shares represented in person or by proxy and entitled to vote at the Meeting.

C.	Advisory Charter Proposal 4C – To consider and vote upon a proposal to approve, by ordinary resolution, to provide for (i) the election of directors by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, voting together as a single class, (ii) the filling of newly-created directorships or any vacancy on the NuScale Corp Board (as defined in the Proxy Statement) by a majority vote of the remaining directors then in office, even if less than a quorum, and not by the stockholders and (iii) the removal of directors from the NuScale Corp Board with or without cause and only upon the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class:

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
4C.	13,456,766	3,578,762	3,077

Advisory Charter Proposal 4C was approved, having received “for” votes from at least a majority of the votes cast by the holders of the Spring Valley Shares represented in person or by proxy and entitled to vote at the Meeting.

D.	Advisory Charter Proposal 4D – To consider and vote upon a proposal to approve, by ordinary resolution, to provide that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims:

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
4D.	13,456,461	3,578,762	3,382

Advisory Charter Proposal 4D was approved, having received “for” votes from at least a majority of the votes cast by the holders of the Spring Valley Shares represented in person or by proxy and entitled to vote at the Meeting.

E.	Advisory Charter Proposal 4E – To consider and vote upon a proposal to approve, by ordinary resolution, to provide that each holder of record of NuScale Corp Class A Common Stock and NuScale Corp Class B Common Stock shall be entitled to one vote per share on all matters which stockholders generally are entitled to vote:

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
4E.	14,409,599	2,625,626	3,380

Advisory Charter Proposal 4E was approved, having received “for” votes from at least a majority of the votes cast by the holders of the Spring Valley Shares represented in person or by proxy and entitled to vote at the Meeting.

F.	Advisory Charter Proposal 4F – To consider and vote upon a proposal to approve, by ordinary resolution, to provide that (i) each holder of record of NuScale Corp Class A Common Stock shall be entitled to receive such dividends and other distributions on the NuScale Corp Class A Common Stock as may from time to time be declared by the NuScale Corp Board, subject to the rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference senior to or the right to participate with the NuScale Corp Class A Common Stock with respect to the payment of dividends; and (ii) each holder of record of NuScale Corp Class B Common Stock shall not be entitled to receive dividends and other distributions, other than their respective par values in connection with the dissolution, liquidation, winding up or sales of all or substantially all of NuScale Corp:

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
4F.	14,409,549	2,625,526	3,380

Advisory Charter Proposal 4F was approved, having received “for” votes from at least a majority of the votes cast by the holders of the Spring Valley Shares represented in person or by proxy and entitled to vote at the Meeting.

G.	Advisory Charter Proposal 4G – To consider and vote upon a proposal to approve, by ordinary resolution, to eliminate various provisions in the Existing Organizational Documents (as defined in the Proxy Statement) applicable only to blank check companies:

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
4G.	14,409,549	2,625,526	3,380

Advisory Charter Proposal 4G was approved, having received “for” votes from at least a majority of the votes cast by the holders of the Spring Valley Shares represented in person or by proxy and entitled to vote at the Meeting.

H.	Advisory Charter Proposal 4H – To consider and vote upon a proposal to approve, by ordinary resolution, to provide that no transfer of NuScale Corp Class B Common Stock may be made unless the transferor also transfers an equal number of NuScale LLC Class B Units in accordance with the terms and subject to the conditions of the A&R NuScale LLC Agreement (as defined in the Proxy Statement):

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
4H.	14,408,666	2,625,534	4,405

Advisory Charter Proposal 4H was approved, having received “for” votes from at least a majority of the votes cast by the holders of the Spring Valley Shares represented in person or by proxy and entitled to vote at the Meeting.

12. The Nasdaq Proposal – To consider and vote upon a proposal to approve, by ordinary resolution, assuming the Merger Agreement Proposal, the Domestication Proposal and the Organizational Documents Proposal are approved and adopted, for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of (a) shares of NuScale Corp Class A Common Stock to the PIPE Investors pursuant to Subscription Agreements (as defined in the Proxy Statement) and (b) shares of NuScale Corp Class A Common Stock and NuScale Corp Class B Common Stock (i) pursuant to the terms of the Merger Agreement and (ii) upon the exchange of the NuScale LLC Class B Units pursuant to the A&R NuScale LLC Agreement:

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
5.	14,412,014	2,625,425	1,167

The Nasdaq Proposal was approved, having received “for” votes from at least a majority of the votes cast by the holders of the Spring Valley Shares represented in person or by proxy and entitled to vote at the Meeting.

13. The Director Election Proposal – To consider and vote upon a proposal to approve, by ordinary resolution, to elect John L. Hopkins, Alan L. Boeckmann, Alvin C. Collins, III, James T. Hackett, Kent Kresa, Christopher J. Panichi, Kimberly O. Warnica, and Christopher Sorrells, in each case, to serve as directors until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal:

Proposal No.	Class B Ordinary Shares Votes For	Class B Ordinary Shares Votes Against	Class B Ordinary Shares Abstentions
6.	5,750,000	0	0

The Director Election Proposal was approved, having received “for” votes from at least a majority of the votes cast by the holders of the Class B ordinary shares represented in person or by proxy and entitled to vote at the Meeting.

14. The Long-Term Incentive Plan Proposal – To consider and vote upon a proposal to approve and adopt, by ordinary resolution, assuming the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal and the Nasdaq Proposal are approved and adopted, the 2022 Long-Term Incentive Plan (as defined in the Proxy Statement):

Proposal No.	Ordinary Shares Votes For	Ordinary Shares Votes Against	Ordinary Shares Abstentions
7.	14,085,124	2,946,796	6,685

The Long-Term Incentive Plan Proposal was approved, having received “for” votes from at least a majority of the votes cast by the holders of the Spring Valley Shares represented in person or by proxy and entitled to vote at the Meeting.

Item 8.01 Other Events.

In connection with the Transactions, shareholders of Spring Valley elected to redeem an aggregate of 8,599,631 Class A ordinary shares.

On April 28, Spring Valley issued a press release announcing the results of the Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press Release dated April 28, 2022
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Spring Valley Acquisition Corp.
April 28, 2022
	By:	/s/ Christopher Sorrells
	Name:	Christopher Sorrells
	Title:	Chief Executive Officer

Exhibit 99.1

Spring Valley Acquisition Corp. Shareholders Approve Business Combination with NuScale Power

Transaction expected to close on May 2, 2022, generating approximately $380 million in gross proceeds

NuScale Power Corporation will begin trading on the New York Stock Exchange under the ticker symbols “SMR” and “SMR WS”

DALLAS, TX – [April 28, 2022] – Spring Valley Acquisition Corp. (Nasdaq: SV, SVSVW) (“Spring Valley”), a publicly-traded special purpose acquisition company, announced today that in a special meeting (the “Special Meeting”) on April 28, 2022, its shareholders voted to approve the proposed business combination (“the Business Combination”) with NuScale Power, LLC (“NuScale” or the “Company”).

The transaction is expected to raise approximately $380 million from a combination of Spring Valley trust proceeds and private investment in public equity (“PIPE”) commitments.

The Business Combination is expected to close on May 2, 2022, subject to the satisfaction or waiver of all closing conditions. As part of the Business Combination, Spring Valley will change its name to NuScale Power Corporation (“NuScale Corp.”). Trading is expected to begin on the New York Stock Exchange on May 3, 2022, under the ticker symbols “SMR” for NuScale common stock and “SMR WS” for NuScale warrants. Until the transfer is complete, the Spring Valley common stock, warrants and units will continue to trade under the ticker symbols “SV”, "SVSVW" and "SVSVU", respectively, on NASDAQ.

A Form 8-K disclosing the full voting results has been filed with the Securities and Exchange Commission (the “SEC”).

About Spring Valley Acquisition Corp.

Spring Valley Acquisition Corp. (NASDAQ: SV, SVSVW) is a special purpose acquisition company formed for the purpose of entering into a merger or similar business combination with one or more businesses or entities focusing on sustainability, including clean energy and storage, smart grid/efficiency, environmental services and recycling, mobility, water and wastewater management, advanced materials and technology enabled services. Spring Valley’s sponsor is supported by Pearl Energy Investment Management, LLC, a Dallas, Texas based investment firm with $1.2 billion of committed capital under management, which focuses on partnering with best-in-class management teams to invest in the North American energy and sustainability sectors.

About NuScale Power

NuScale Power is poised to meet the diverse energy needs of customers across the world. It has developed a new modular light water reactor nuclear power plant to supply energy for electrical generation, district heating, desalination, hydrogen production and other process heat applications. The groundbreaking NuScale Power Module™ (NPM), a small, safe pressurized water reactor, can generate 77 MWe of electricity and can be scaled to meet customer needs. The VOYGR™-12 power plant is capable of generating 924 MWe, and NuScale also offers the four-module VOYGR-4 (308 MWe) and six-module VOYGR-6 (462 MWe) and other configurations based on customer needs. The majority investor in NuScale is Fluor Corporation, a global engineering, procurement, and construction company with a 70-year history in commercial nuclear power.

NuScale is headquartered in Portland, OR and has offices in Corvallis, OR; Rockville, MD; Charlotte, NC; Richland, WA; and London, UK. Follow us on Twitter: @NuScale_Power, Facebook: NuScale Power, LLC, LinkedIn: NuScale-Power, and Instagram: nuscale_power. Visit NuScale Power's website.

No Offer or Solicitation

This release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with the Business Combination among Spring Valley and NuScale or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the Business Combination will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

This release may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Actual results may differ materially as a result of a number of factors. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, NuScale’s results may differ materially from its expectations and projections. While NuScale may elect to update these forward-looking statements at some point in the future NuScale specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing NuScale’s assessments of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

The Registration Statement that Spring Valley has filed with the SEC includes a proxy statement/prospectus and certain other related documents, which has been distributed to holders of Spring Valley’s Class A ordinary shares in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley shareholders with respect to the Business Combination and other matters as described in the proxy statement/prospectus. Spring Valley mailed a definitive proxy statement/prospectus to the Spring Valley shareholders as of the close of business on March 25, 2022, which is the record date established in connection with Spring Valley’s solicitation of proxies for the vote on the Business Combination and other matters that were presented at the special meeting of Spring Valley shareholders. Spring Valley shareholders and other interested parties are urged to read the definitive proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, NuScale and the Business Combination. Shareholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by Spring Valley, without charge, at the SEC’s website located at www.sec.gov. A link to the Registration Statement, as well as other information related to the transaction, can be found on the “Investors” section of NuScale’s website at www.nuscalepower.com/about-us/investors.

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INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts regarding the Business Combination

Spring Valley Acquisition Corp.:
www.sv-ac.com
Robert Kaplan
Investors@sv-ac.com

Investor inquiries:
Gary Dvorchak, The Blueshirt Group for NuScale
ir@nuscalepower.com

Media inquiries:
Diane Hughes, NuScale
media@nuscalepower.com

Barney Gimbel / Max Gross, Finsbury Glover Hering for NuScale
barney.gimbel@fgh.com

max.gross@fgh.com

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